Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statements of Tasty Baking Company on Form S-8 (Reg No. 33-123647) of our report dated June 29, 2009 relating to the statements of net assets available for benefits as of December 31, 2008 and 2007; the statements of changes in net assets available for benefits for the years ended December 31, 2008 and 2007; and the related supplemental Schedule H, Part IV, line 4i—Schedule of Assets (Held at End of Year) as of December 31, 2008 and Supplemental Schedule H, Part IV, line 4j—Schedule of Reportable Transactions for the Year Ended December 31, 2008, which report appears in the December 31, 2008 annual report on Form 11-K of the Tasty Baking Company 401(k) and Company Funded Retirement Plan.

/s/ Mitchell & Titus LLP
Philadelphia, PA
June 29, 2009